                                      Commission File No. 0-29106


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of February, 1998


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F____X____  Form 40-F_________

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes_________  No____X____

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated February 13,
1998. The press release relates to United States tax information that is being sent to the Company's shareholders.


Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.




































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             KNIGHTSBRIDGE TANKERS LIMITED
                             (registrant)


Dated: February 13, 1998          By:/s/ Ola Lorentzon
                                  __________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer





































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01655001.FU8

                                                 February 13, 1998


To:      The Shareholders of
         Knightsbridge Tankers Limited
         That Are United States Tax Payers


         As you are aware, Knightsbridge Tankers Limited is a "Passive Foreign Investment Company" ("PIFC") for United State income tax purposes. The following is a PFIC annual information statement for the taxable year of Knightsbridge Tankers Limited ("Knightsbridge") beginning on February 7, 1997 (the date on which Knightsbridge shares were issued), and ending on December 31, 1997. This statement is being provided so that you may report your pro rata share of Knightsbridge's income in the event that you have elected to treat Knightsbridge as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code. Please note that this was the year that the Company commenced operations and acquired its vessels. For United States tax purposes, the vessels were deemed to have been placed in service at mid-year, and depreciation on them has been calculated accordingly.

         This statement should be attached to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Knightsbridge is: Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

                PFIC Annual Information Statement

1. This Information Statement applies to the taxable year of Knightsbridge Tanker Limited ("Knightsbridge") beginning on
    February 7, 1997 and ending on December 31, 1997 (the "Taxable
    Year").

2. (i) Your pro rata share of the ordinary earnings of Knightsbridge for the Taxable Year may be determined as follows:

         (a) If you owned the same number of Knightsbridge shares from February 7, 1997 through December 31, 1997, multiply the number of such Knightsbridge shares by $1.2929.

         (b) If you did not own Knightsbridge shares for the entire period beginning February 7, 1997 and ending December 31, 1997, multiply the number of shares you owned by $1.2929, divide the result by 328, and multiply by the number of days during 1997 that you held such shares.1
         (c) If you owned different numbers of Knightsbridge shares at different times during 1997, perform the calculation specified in (b) above separately for each lot of shares owned.

    (ii) Your pro rata share of the net capital gain of Knightsbridge for the Taxable Year is zero.

3. The amount of cash and fair market value of other property distributed or deemed distributed by Knightsbridge during the Taxable Year is as follows:

         Cash:                              See note2
         Fair Market Value of Property:     0
____________________

1. For example, if you. acquired 100 shares on July 1, 1997 and held them throughout the remainder of 1997, your pro rata share of Knightsbridge's ordinary earnings would be $72.53
    (i.e., 100 shares x $1.2929 x 184/328).

2. On May 9, 1997, Knightsbridge made a distribution of $0.17 per share to shareholders of record on April 25, 1997. On
    August 11, 1997 Knightsbridge made a distribution of $0.45 per share to shareholders of record on July 25, 1997. On
    November 13, 1997, Knightsbridge made a distribution of $0.64 per share to shareholders of record on October 27, 1997. Knightsbridge's earnings and profits for the Taxable Year exceeded the total amount of the distributions. Accordingly,
                              (Footnote continued)

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

4. Knightsbridge will permit you to inspect and copy Knightsbridge's permanent books of account, records, and such other documents as may be maintained by Knightsbridge that are necessary to establish that PFIC ordinary earnings and net capital gain, as provided in section 1293 (e) of the Internal Revenue Code, are computed in accordance with U.S. income tax principles.

                                  KNIGHTSBRIDGE TANKERS LIMITED

                                  February 13, 1998


                                  /s/ Ola Lorentzon
                                  _________________________
                                  Ola Lorentzon
                                  Deputy Chairman and CEO

THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST SHAREHOLDERS IN
MAKING CALCULATIONS, AND DOES NOT CONSTITUTE TAX ADVICE.
SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS
CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN THEIR OWN
PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OF COMMON SHARES.






















____________________

(Footnote continued)
    100% of each distribution is a dividend and no portion of the distributions is a return of capital.


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01655001.FU8